UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OMAC BEVERAGE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 W. WIEUCA ROAD NE
(No. and Street)

ATLANTA	GA	30342
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN O. MCLAREN (404) 442-8760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, SEAN O. MCLAREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OMAC BEVERAGE SECURITIES LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DALE GRAHAM NOTARY EXPIRES GEORGIA 04-24-2023 PUBLIC FULTON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMAC Beverage Securities, LLC

Financial Statements
For the Year Ended December 31, 2019
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
OMAC Beverage Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OMAC Beverage Securities LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

February 11, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

OMAC Beverage Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	81,115
Accounts receivable		150,893
Prepaid expenses and other assets		3,663
Total Assets		235,671

Liabilities and Members' Equity

Liabilities		
Accounts payable		2,229
Due to related party		18,777
Total Liabilities		21,006
Members' equity		214,665
Total Liabilities and Members' Equity	$	235,671

See accompanying notes.

OMAC Beverage Securities, LLC
Satement of Operations
For the Year Ended December 31, 2019

Revenues		
Interest	$	2
Total revenues	$	2
Expenses		
Compensation and benefits		106,203
Professional services		23,070
Advertising and marketing		11,731
Occupancy		5,114
Technology and communications		3,641
Other expenses		27,905
Total expenses		177,664
Net loss	$	(177,662)

See accompanying notes.

OMAC Beverage Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

	Total
Balance, January 1, 2019	$ 345,464
Contribution of expenses paid by member	3,953
Members' contributions	63,953
Members' distributions	(21,043)
Net loss	(177,662)
Balance, December 31, 2019	$ 214,665

See accompanying notes.

OMAC Beverage Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(177,662)
Items which do not affect cash:		
Contribution of expenses paid by member	$	3,953
Adjustments to reconcile net loss to net cash used in operations:		
Change in accounts receivable		143,644
Change in prepaid expenses and other assets		2,390
Change in accounts payable		(1,366)
Change in due to related party		(254,716)
Net cash used by operating activities:		(283,757)
Cash flows from financing activities:		
Members' contributions		63,953
Members' distributions		(21,043)
Net cash provided by financing activities:		42,910
Net decrease in cash		(240,847)
Cash Balance:		
Beginning of year		321,962
End of year	$	81,115

See accompanying notes.

6

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: OMAC Beverage Securities, LLC (the "Company"), a Georgia limited liability company, was organized in April 2012 and became a broker-dealer in October 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the members' liabilities are limited to their investment in the Company.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Georgia and Missouri, and its customers are located throughout the United States.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: The Company maintains its cash deposits at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is a Limited Liability Company that is taxed as a partnership under the Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members, and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on managements review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2019.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Revenue Recognition:</u> Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

<u>Fair Value of Financial Instruments:</u> The Company's financial instruments, including cash, accounts receivable, prepaid expenses and other assets, accounts payable and due to related party, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

NOTE B – NET CAPITAL

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2.3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $60,109 which was $55,109 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .35 to 1.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

NOTE C – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related company. Under the terms of the agreement, the Company pays the affiliated company for personnel services, occupancy, and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2019 was approximately $135,123. The balance due to related party on the accompanying statement of financial condition arose from the services agreement. Financial condition and results of operations might differ from the amounts in the accompanying financial statements if this arrangement did not exist.

NOTE D - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

NOTE E – CONCENTRATIONS

All of the accounts receivable at December 31, 2019 is due from one customer. The balance is due in May 2024 under the terms of the agreement.

SUPPLEMENTAL INFORMATION

OMAC Beverage Securities, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2019

Net capital:

Total Members' equity	$	214,665
Less:		
Accounts receivable		150,893
Prepaid expenses and other assets		3,663
Total deductions and/or charges		154,556
Net capital before haircuts		60,109
Less haircuts		-
Net capital		60,109
Minimum net capital required		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	55,109
Aggregate indebtedness	$	21,006
Net capital requirement based on aggregate indebtedness	$	1,400
Percentage of aggregate indebtedness to net capital		34.95%

Reconciliation with Company's computation of net capital included in Part IIA of Form 17X-5A and net capital as computed above.

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

OMAC Beverage Securities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



OMAC
BEVERAGE SECURITIES

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 3, 2020

Rubio CPA, PC
2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

OMAC Beverage Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ____________________

Name: Sean McLaren

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
OMAC Beverage Securities LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) OMAC Beverage Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which OMAC Beverage Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) OMAC Beverage Securities LLC stated that OMAC Beverage Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OMAC Beverage Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OMAC Beverage Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 11, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC